B2GOLD CORP.
Consolidated Financial Statements
December 31, 2011 and 2010

March 28, 2012

Independent Auditor’s Report

To the Shareholders of
B2Gold Corp.

We have audited the accompanying consolidated financial statements of B2Gold Corp, which comprise the consolidated balance sheets as at December 31, 2011, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

...
PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of B2Gold Corp. as at December 31, 2011, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Vancouver, British Columbia

2

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2011	2010
		(Note 19)

Gold revenue	$225,352	$127,521

Cost of sales

Production costs	(75,229)	(62,762)
Depreciation and depletion	(26,175)	(14,739)
Royalties and production taxes	(12,229)	(7,178)
Other	(692)	-

Total cost of sales	(114,325)	(84,679)

Gross profit	111,027	42,842

General and administrative	(16,635)	(13,044)
Share-based payments	(6,190)	(1,943)
Accretion of mine restoration provisions (Note 10)	(1,267)	(1,192)
Foreign exchange (loss)/ gains	(114)	1,208
Gain on sale of interest in Kupol EW licenses (Note 8)	-	24,062
Write-off of mining interests (Note 8)	-	(2,841)
Other	(1,127)	(3,274)

Operating income (loss)	85,694	45,818

Interest and financing costs	(611)	(4,704)
Loss on derivative warrant liability (Note 19)	-	(9,984)
Community relations	(4,042)	(933)
Other	(532)	(1,387)

Income before withholding and other taxes	80,509	28,810

Current income tax, withholding and other taxes (Note 15)	(6,292)	(2,240)
Deferred income tax (Note 15)	(17,917)	(6,539)

Net income and comprehensive income for the year	$56,300	$20,031

Attributable to:
Shareholders of the Company	$56,300	$20,031
Non-controlling interests (Note 17)	-	-

Net income and comprehensive income for the year	$56,300	$20,031

Earnings per share (attributable to shareholders of the Company)
Basic	$0.17	$0.07
Diluted	$0.16	$0.06

Weighted average number of common shares
outstanding (in thousands)
Basic	338,541	307,068
Diluted	344,812	313,572

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2011	2010
		(Note 19)

Operating activities

Net income for the year	$56,300	$20,031
Mine restoration provisions settled	(1,049)	(1,417)
Non-cash charges (credits)
Depreciation and depletion	26,175	14,739
Deferred income tax expense	17,917	6,539
Share based payments	6,190	1,943
Accretion of mine restoration provisions	1,267	1,192
Amortization of deferred financing costs	358	3,703
Gain on sale of interest in Kupol EW licenses	-	(24,062)
Write-off of mining interests	-	2,841
Loss on derivative warrant liability	-	9,984
Other	1,772	1,330

Cash provided by operating activities before changes in non-cash working capital	108,930	36,823

Changes in non-cash working capital
Accounts receivable and prepaids	(1,179)	(680)
Value-added and other tax receivables	(6,820)	(2,352)
Inventories	(6,795)	(7,327)
Accounts payable and accrued liabilities	6,379	4,911
Income and other taxes payable	1,832	3,925

Cash provided by operating activities after changes in non-cash working capital	102,347	35,300

Financing activities

Common shares issued for cash (Note 11)	7,943	57,116
Interest and commitment fees paid	(301)	(974)
Related party loans, repayments	(21)	(959)
Credit Facility loan, repayments (Note 9)	-	(21,000)
Credit Facility, draw downs (Note 9)	-	7,500

Cash provided by financing activities	7,621	41,683

Investing activities

Cash proceeds from sale of interest in Kupol EW licenses (Note 8)	-	33,000
Libertad Mine, development and sustaining capital	(28,098)	(18,769)
Libertad Mine, Jabali development	(7,834)	-
Libertad, exploration	(10,747)	(5,010)
Limon Mine, development and sustaining capital	(20,784)	(6,558)
Limon Mine, exploration	(3,299)	(3,392)
Gramalote, exploration and development	(14,890)	(3,019)
Cebollati, exploration	(4,185)	(1,008)
Radius, exploration	(2,865)	(1,633)
Auryx Gold Arrangement, net cash acquired (Note 6)	17,821	-
Calibre, exploration	(1,340)	(2,839)
Other	(1,467)	(667)

Cash used in investing activities	(77,688)	(9,895)

Increase in cash and cash equivalents	32,280	67,088

Cash and cash equivalents, beginning of year	70,012	2,924

Cash and cash equivalents, end of year	$102,292	$70,012

Supplementary cash flow information (Note 12)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at	As at
	December 31,	December 31,	January 1,
	2011	2010	2010
		(Note 19)	(Note 19)

Assets
Current
Cash and cash equivalents	$102,292	$70,012	$2,924
Accounts receivable and prepaids	6,372	4,962	4,925
Value-added and other tax receivables (Note 16)	14,149	6,168	3,173
Inventories (Note 7)	26,695	19,438	10,263
Marketable securities	-	483	369
Note receivable	-	-	1,700
	149,508	101,063	23,354
Mining interests (Notes 8 and Note 21 - Schedules)	412,537	232,535	213,335
Other assets	996	1,056	1,780
	$563,041	$334,654	$238,469

Liabilities
Current
Accounts payable and accrued liabilities	$22,610	$10,581	$9,554
Current taxes payable	6,254	4,422	497
Current portion of mine restoration provisions (Note 10)	1,376	1,389	658
Related party loans	81	102	1,061
Derivative warrant liability (Note 19)	-	-	6,276
	30,321	16,494	18,046
Credit Facility (Note 9)	-	-	8,642
Mine restoration provisions (Note 10)	26,731	18,714	14,930
Deferred income taxes (Note 15)	26,638	6,539	-
Employee benefits accrual	4,017	2,776	2,022
Other liabilities	-	-	475
	87,707	44,523	44,115
Equity
Shareholders’ equity
Share capital (Note 11)
Issued: - 382,494,656 common shares (Dec 31, 2010 – 337,570,170)	435,048	312,829	233,842
Contributed surplus (Note 11)	22,712	19,971	23,212
Retained earnings/ (accumulated deficit)	13,631	(42,669)	(62,700)
	471,391	290,131	194,354
Non-controlling interests (Notes 6 and 17)	3,943	-	-
	475,334	290,131	194,354
	$563,041	$334,654	$238,469

Acquisition of Auryx GoldCorp. (Note 6)
Subsequent events (Notes 6, 9 and 20)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

			2011

			Retained	Non-
	Share	Contributed	earnings/	controlling	Total
	capital	surplus	(deficit)	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$290,131

Total comprehensive income for the year	-	-	56,300	-	56,300
Shares issued for Auryx Gold (Note 6)	107,435	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	5,908	-	-	-	5,908
Exercise of warrants	2,014	-	-	-	2,014
Incentive Plan – shares issued from trust	21	-	-	-	21
Shares issued for finder’s fee	150	-	-	-	150
Share based payments - expensed	-	6,190	-	-	6,190
Share based payments – capitalized to mining interests	-	481	-	-	481
Stock options and warrants issued on Auryx Gold acquisition (Note 6)	-	4,943	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition (Note 6)	-	-	-	3,943	3,943
Tax on expired warrants	-	(2,182)	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	6,691	(6,691)	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$3,943	$475,334

			2010

			Retained	Non-
	Share	Contributed	earnings/	controlling	Total
	capital	surplus	(deficit)	interests	equity

Balance at January 1, 2010	$233,842	$23,212	$(62,700)	$-	$194,354

Total comprehensive income for the year	-	-	20,031	-	20,031
Shares issued for cash:
Equity financing	29,157	-	-	-	29,157
Exercise of stock options	3,730	-	-	-	3,730
Exercise of warrants	24,229	-	-	-	24,229
Share based payments - expensed	-	1,943	-	-	1,943
Share based payments – capitalized to mining interests	-	427	-	-	427
Transfer to share capital the fair value of derivative warrant liability upon exercise of related warrants	16,260	-	-	-	16,260
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	5,611	(5,611)	-	-	-

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$290,131

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and a portfolio of development and exploration assets in Colombia, Namibia, Nicaragua, and Uruguay. The Company operates the Libertad Mine and the Limon Mine in Nicaragua. The Company owns or has a material interest in the Gramalote and Mocoa properties (Colombia), the newly acquired Otjikoto property (Namibia) and the Bellavista property (Costa Rica). The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre Mining Corp. and Radius Gold Inc., respectively.

On December 22, 2011, B2Gold completed a business combination with Auryx Gold Corp. (“Auryx Gold”) in which B2Gold acquired all of the outstanding common shares of Auryx Gold (Note 6).

B2Gold is a public company which is listed on the Toronto Stock Exchange and the OTCQX. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation and first-time adoption of International Financial Reporting Standards

B2Gold’s consolidated financial statements (‘financial statements”) have been prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) requiring publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on the basis of IFRS in these financial statements. In these financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS.

These financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) has been applied. Subject to certain IFRS 1 transition elections disclosed in Note 19, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at January 1, 2010 and throughout all years presented, as if these policies had always been in effect. Note 19 discloses the impact of the transition to IFRS on the Company’s reported balance sheet and the statement of comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2012.

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are described below. The exemptions in applying IFRS for the first time are set out in Note 19.

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

		% interest

-	Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
-	Triton Minera S.A. (“Limon”)	95
-	Auryx Gold Namibia (Pty) Ltd. (“Otjikoto”)	92
-	Mocoa Ventures Ltd. (“Mocoa”)	100
-	Weeping Apple, S.A. (“Cebollati”)	100

Subsidiaries are those entities (including special purpose entities) which B2Gold controls, either directly or indirectly, by having the power to govern the financial and operating policies so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether B2Gold controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote and Quebradona properties located in Colombia operate as incorporated joint ventures with AngloGold Ashanti Limited (“AngloGold”) which are accounted for as jointly controlled entities (“JCEs”). The Company does not control, either directly or indirectly, these JCEs. B2Gold accounts for its interest in these JCEs using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 11) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint ventures
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s joint ventures consist of jointly controlled entities (involving the establishment of a corporation). On acquisition, an equity method investment is initially recognized at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment.

Foreign currency translation
The functional currency of the Company and all of its operations is the United States dollar. The Company’s foreign currency transactions are translated into the United States dollar using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities are translated using the period end exchange rates and gains or losses included in the statement of operations. Non-monetary assets and liabilities are translated using the historic rates. Exchange gains and losses on foreign currency translation are included in operations for the period.

Financial instruments
The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are designated as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair values due to the short terms to maturity. Where necessary, accounts receivables are net of allowances for uncollectable amounts. Accounts receivable are designated as loans and receivables and accounts payable and accrued liabilities are designated as financial liabilities.

Investments in marketable securities
Marketable securities are comprised of publicly traded common shares. They are classified as “fair value through profit and loss” which is measured at fair value and the resulting gain or loss is recognized in the statements of operations.

Debt
Debt is initially recorded at fair value, measured as total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Mine restoration provisions
Future obligations to retire an asset including site closure, dismantling, remediation and on going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is charged to accretion expense in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Inventories
Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests
Mining interests include “property, plant and equipment”, “mineral properties and mine development costs”, “deferred stripping”, “exploration and evaluation expenditures”, capitalized borrowing costs and impairment.

Property, plant and equipment
Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs
Mineral properties and mine development costs are stated at cost less accumulated depreciation and are accounted for on an individual project basis. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping
Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Exploration and Evaluation Expenditures
The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. When a production decision has been made on a property, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no minable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

Borrowing costs
Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment
The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Share based payments
The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees. Stock options vest over three years or less and expire after five years. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Current and deferred income taxes
Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue
Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share
Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

Derivative warrant liability
The Company’s Canadian dollar denominated common share purchase warrants relating to the acquisition of Central Sun Mining Inc. (“Central Sun”) on March 26, 2009 are considered derivative instruments under IFRS as they are denominated in Canadian dollars while the Company’s functional currency is the United States dollar. These warrants are required to be treated as a derivative liability as the amount of cash the Company will receive on exercise of the warrants will vary depending on the exchange rate. These warrants are classified as a derivative liability and recognized at fair value. Changes in the fair value of these warrants are recognized in earnings until such time as the warrants are exercised or expire.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Recent accounting pronouncements

Financial Instruments: Classification and Measurement – IFRS 9

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Joint Arrangements – IFRS 11

This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

Fair value measurement – IFRS 13

This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

5	Significant accounting judgements and estimation uncertainties

The preparation of these financial statements in conformity with IFRS 1 requires estimates and assumptions that affect the amounts reported in these financial statements. These estimates and assumptions concerning the future will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Mine restoration provisions

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions . Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

6	Acquisition of Auryx Gold Corp.

On December 22, 2011, B2Gold and Auryx Gold completed the combination of the two companies by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, B2Gold acquired all of the issued and outstanding common shares of Auryx Gold based on an exchange ratio of 0.23 of a common share of B2Gold (the “Exchange Ratio”), plus a cash payment of $0.001, for each Auryx Gold common share. All of the outstanding stock options of Auryx Gold were exchanged under the Arrangement and the former holders thereof received options to purchase common shares of B2Gold based on the Exchange Ratio. All outstanding warrants to acquire common shares of Auryx Gold will, pursuant to their terms, be exercisable for common shares of B2Gold based on the Exchange Ratio. Upon closing, Auryx Gold became a wholly-owned subsidiary of B2Gold. The Arrangement has been accounted for by B2Gold as a purchase of net assets.

Pursuant to the Arrangement, B2Gold issued an aggregate of 37,187,002 common shares to the former Auryx Gold shareholders, representing approximately 9.7% of B2Gold’s common shares issued and outstanding after closing of the Arrangement. An additional 5,305,740 common shares of B2Gold have been authorized for issuance upon the exercise of the stock options and warrants held by the former holders of the Auryx Gold convertible securities.

Auryx Gold is an exploration company focusing on gold projects in Namibia. Auryx Gold is currently advancing the Otjikoto gold project, located 300 kilometres north of Namibia’s capital city, Windhoek. Auryx Gold holds a 92% interest in the Otjikoto gold project in Namibia and a 100% interest in two additional exploration projects in Namibia.

Total consideration paid of $114.6 million included the fair value of 37,187,002 B2Gold shares issued at Cdn.$2.95 per share (based on the closing price of B2Gold shares on December 22, 2011), and 3,176,501 B2Gold replacement options and 2,129,239 share purchase warrants, including agent’s options, with a fair value of $3.4 million and $1.5 million, respectively, plus B2Gold transaction costs of $2.1 million. The options and warrants have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1%, an expected volatility of up to 62%, an expected average life of up to 2.5 years and a dividend yield of nil.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The purchase price was calculated as follows:

$

Common shares issued (37,187,002 B2Gold common shares)	107,435
Cash payment	157
Fair value of Auryx Gold stock options and warrants	4,943
Transaction costs	2,103

Total purchase price	114,638

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	20,081
Accounts receivable and prepaids	231
Value-added and other tax receivables	1,161
Mining interests - Otjikoto – development property	102,804
Accounts payable and accrued liabilities	(5,696)
Non-controlling interest	(3,943)

114,638

Included in accounts payable and accrued liabilities is $3.9 million relating to Auryx Gold’s purchase of the farms Felsenquelle and Otjikoto (the “Farms”). On March 10, 2011, Auryx Gold, through one of its subsidiaries, purchased the Farms, on which certain of its exploration licenses are located, for Namibian $59,191,280. Half of the purchase price had been paid on transfer. The remaining balance of Namibian $29,595,640 or $3,900,000, whichever amount is higher at the date of settlement, is payable no later than 10 business days after the anniversary date of the registration date of the Farms. Subsequent to December 31, 2011, on March 9, 2012, the Company paid the remaining balance owing of Namibian $29,595,640 (approximately $3.9 million).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

7	Inventories

	As at	As at	As at
	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Gold and silver bullion	8,598	5,785	203
In-process inventory	2,753	2,696	1,781
Ore stock-pile inventory	223	124	68
Materials and supplies	15,121	10,833	8,211

	26,695	19,438	10,263

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Mining interests

	As at	As at	As at
	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
		(Note 19)	(Note 19)

Property, plant & equipment (depletable) Libertad Mine (including Jabali), Nicaragua
Cost	172,568	124,812	101,280
Accumulated depreciation and depletion	(28,773)	(9,657)	-

	143,795	115,155	101,280

Limon Mine, Nicaragua
Cost	72,229	41,657	28,792
Accumulated depreciation and depletion	(16,719)	(9,207)	(2,281)

	55,510	32,450	26,511

Mineral properties (non- depletable)
Otjikoto, Namibia (Note 6)	102,804	-	-
Mocoa, Colombia	23,795	23,359	22,958
Cebollati, Uruguay	5,565	1,070	-
Radius, Nicaragua	4,667	1,758	345
Calibre, Nicaragua	1,590	238	241
Kupol East and West Licenses, Russia	-	-	7,840
Other	228	-	-

	138,649	26,425	31,384

Corporate & other
Bellavista, Costa Rica	3,071	2,841	2,206
Office, furniture and equipment, net	732	16	40

	3,803	2,857	2,246

	341,757	176,887	161,421

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	69,579	54,648	51,914
Quebradona, Colombia	1,201	1,000	-

	70,780	55,648	51,914

	412,537	232,535	213,335

Libertad Mine
The Libertad Mine achieved commercial production on February 1, 2010. Ore processing at the Libertad Mine began on December 15, 2009 with the first doré bar produced on January 5, 2010. Prior to commercial production on February 1, 2010, net revenues and expenses derived from Libertad mining activities (including $0.7 million of gold sales revenue in January 2010) were included in mine development costs.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Gramalote (B2Gold 49%/ AngloGold 51%)
On August 12, 2010, the Company and AngloGold reached an agreement amending the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold will retain its 51% interest and will become manager of the joint venture project. The Company retains a 49% interest and has equal representation on the joint venture management committee which must unanimously agree each annual program and budget for Gramalote exploration and development. Each joint venture partner will fund its share of expenditures pro rata. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

Calibre option agreement
Pursuant to an Option Agreement dated July 21, 2009, the Company had the right to acquire from Calibre Mining Corp. (“Calibre”) up to a 65% interest in potential mining projects in the Borosi gold-silver-copper prospect in northeast Nicaragua. The initial Option Agreement provided that the Company could acquire a 51% interest in 11 exploration and exploitation mineral concessions with terms ranging from 20 to over 35 years by funding Cdn.$8 million of exploration expenditures on the property over a three year period ending July 1, 2012. The Option Agreement was amended on October 19, 2010 reducing the area of interest covered under the initial Option Agreement. Under the amended agreement, the Company can earn a 51% interest in the remaining concession areas by completing Cdn.$8 million in expenditures by July 1, 2014. The Company may elect to carry an individual prospect within the amended concession area through to a Preliminary Economic Assessment for an additional 14% interest in the prospect. In the fourth quarter of 2010, the Company wrote-off approximately $2.8 million of exploration costs relating to targets abandoned under the initial Option Agreement.

Radius option agreement
Pursuant to an Option Agreement with Radius Gold Inc. (“Radius”) dated December 23, 2009, the Company has the right to acquire a 60% interest in the Trebol, Pavon and San Pedro exploration properties in Nicaragua (six concessions with 25 year terms) by expending $4 million on the properties within four years. The Company may also earn a 70% interest in certain additional areas by applying for concessions and expending $2 million on the concession area within three years of the grant of a concession. In addition, the Company has the option to acquire a 100% interest in the Pavon resource property, by putting the property into production within three years of giving notice of its election to develop the property. Radius will be entitled to certain production payments on gold produced from the property based on the prevailing price of gold (e.g., $150 per ounce at a price of $1,000 per ounce of gold). The Company is the operator for all exploration and development work.

Cebollati
On September 2, 2010, the Company reached an agreement with a private Uruguayan company, to option the Cebollati gold property located in Uruguay. Under the terms of the option agreement, the Company will earn an 80% interest in the Cebollati property by paying $1 million in stages by January 31, 2012 (completed) and funding all exploration work through feasibility. Additional obligations include the completion of a feasibility study, a per ounce gold payment and a Net Smelter Return for additional production.

Sale of interest in Kupol East and West Licenses
On July 22, 2010, the Company reached an agreement with Kinross Gold Corporation ("Kinross") to sell to a subsidiary of Kinross, its right to acquire an interest in the Kupol East and West Licenses. The Company has had the right to acquire and earn in to half of Kinross' interest in these licenses. In consideration of the acquisition by Kinross of the Company’s right to acquire an interest in the licenses, Kinross paid $33 million to the Company and will make contingent payments of $15 million for each incremental million ounces of gold of National Instrument (“NI”) 43-101 compliant proven and probable reserves contained by the Kupol East and West License areas, up to a maximum of nine million ounces of gold (100% basis). In addition, the Company would receive payments equal to 1.5% of Net Smelter Returns from the commencement of production from the area covered by the Kupol East and West Licenses, subject to a right for Kinross to repurchase the royalty for $30 million. The sale resulted in a gain of $24.1 million in the third quarter of 2010. For accounting purposes, no value has been assigned to the contingent consideration receivable.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Credit Facility for $25 million

The Company entered into an agreement relating to a $20 million secured revolving credit facility (the “Credit Facility”) with Macquarie Bank Limited (“Macquarie”) on November 6, 2009. The term of the Credit Facility was for two years with a maturity date of December 31, 2011 and an interest rate of LIBOR plus 5.5%. Under the Credit Facility, the Company granted a general security agreement over its assets and the shares and assets of certain of the Company’s material subsidiaries, and certain of the Company’s material subsidiaries guaranteed the obligations of the Company relating to the Credit Facility. On February 12, 2010, the Company entered into an amending agreement pursuant to which the Credit Facility was increased to $25 million. Subsequent to December 31, 2011, the maturity date of the Credit Facility was extended to December 31, 2013.

As at December 31, 2009, the Company had drawn down a total of $13.5 million under the Credit Facility and an additional $7.5 million in the first and second quarters of 2010. In the third quarter of 2010, the balance owing under the Credit Facility was fully repaid ($1 million on May 21, 2010 and $20 million on August 30, 2010). As at December 31, 2011, the full amount of the Credit Facility is available for draw down by the Company. The Company is paying a commitment fee of 1.75% per annum to Macquarie, reduced to 1% per annum effective January 1, 2011, payable quarterly on the undrawn balance of the Credit Facility.

On November 9, 2009, the Company issued to Macquarie 11,063,565 share purchase warrants (“Macquarie warrants”) in connection with the Credit Facility which were exercisable at a price of Cdn.$0.97 per share until November 9, 2012 . As at December 31, 2011, all of the Macquarie warrants had been exercised (9,063,565 in 2010 and 2,000,000 in 2011) .

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the fair value of the Company’s mine restoration provisions as at December 31, 2011, management used a risk-free rate applicable to each geographic location ranging from 3% to 7% and inflation rates ranging from 3% to 5%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $31.3 million at December 31, 2011 . Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023.

The following table shows the movement in the liability for mine restoration provisions:

	2011	2010
	$	$

Balance, beginning of year	20,103	15,588
Reclamation spending	(1,049)	(1,417)
Accretion expense	1,267	1,192
Change in obligation	7,786	4,740

Balance, end of year	28,107	20,103
Less: current portion	(1,376)	(1,389)

	26,731	18,714

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

11	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2011, the Company had 382,494,656 common shares outstanding, including 3,955,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

	2011		2010

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of year	337,570	312,829	282,531	233,842

Issued during the period:
Auryx Gold acquisition, December 22, 2011 (Note 6)	37,187	107,435	-	-
For cash, net of costs	-	-	25,624	29,157
For cash, on exercise of stock options	5,700	5,908	4,388	3,730
For cash, on exercise of warrants	2,000	2,014	25,027	24,229
For cash, Incentive Plan (see below)	-	21	-	-
For finder’s fee	38	150	-	-
Transfer to share capital the fair value of derivative warrant liability upon exercise of related warrants	-	-	-	16,260
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	6,691	-	5,611

	44,925	122,219	55,039	78,987

Balance, end of year	382,495	435,048	337,570	312,829

On December 22, 2011, the Company issued (or made available for issue) approximately 37.2 million common shares in exchange for all of the issued and outstanding shares of Auryx Gold (Note 6).

During 2011, the Company received $5.9 million and $2 million pursuant to the exercise of 5.7 million stock options and 2 million Macquarie warrants, respectively.

During 2010, the Company received $3.7 million and $24.2 million pursuant to the exercise of 4.4 million stock options and 25 million warrants (including $15.3 million pursuant to the exercise of 15.9 million warrants held by former Central Sun warrant holders and $8.7 million from the exercise of 9.1 million Macquarie warrants), respectively.

On February 18, 2010, the Company completed a bought deal equity financing and issued 25,624,111 common shares, including 3,342,276 common shares issued on exercise of the over-allotment option, at Cdn.$1.25 per share, for gross proceeds of approximately Cdn.$32 million. As part of the offering, AngloGold exercised its pre-emptive right granted by the Company to maintain its percentage of holdings of approximately 10% of the common shares of the Company by acquiring 2,624,111 common shares. The Company paid the underwriters a commission equal to 5% of the gross proceeds of the offering upon closing, excluding the common shares purchased by AngloGold for which no commission was payable, for an aggregate commission of Cdn.$1.44 million.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Incentive plan
On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. The proceeds received from the trustees have been classified as related party loans on the Consolidated Balance Sheet.

On July 5, 2011, 1,000,000 common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based compensation expense of $3.4 million (the market value of the shares on the date of the award). At December 31, 2011, 3,955,000 common shares remain held in the Company’s Incentive Plan trust.

At the time the Incentive Plan was established, it was assumed that allocations from the Plan would occur outside the Company. The Company was controlled by individuals, who report the shares in the Plan on their Insiders Reports, and there is no requirement to consult the Company regarding distributions. It was also assumed, therefore that any distribution would not be recorded by the Company. Furthermore, since these shares were issued from treasury in 2007 and held by the trust this transaction has not resulted in any changes to the overall outstanding shares of the Company.

Restricted share unit plan
On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Unless otherwise determined by the Compensation Committee, one-third of the RSU will vest on each of the first, second and third anniversaries of the date that the RSU are granted. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8,000,000 common shares for issuance under the RSU Plan. As at December 31, 2011, the Company had not granted any RSU’s under the RSU Plan.

Stock options
During 2011, approximately 3 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$2.31 per share to Cdn.$3.40 per share. These stock options have a term of five years. One-third of these options will vest every year over a three-year period. The estimated fair value of these options totalling approximately $4.5 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.90%, an expected life of 3.5 years, an expected volatility of up to 72%, and a dividend yield rate of nil.

During 2010, approximately 3.8 million stock options were granted to employees and consultants of the Company with exercise prices ranging from Cdn.$1.25 to Cdn.$2.57 per share. These stock options have a term of five years. The estimated fair value of these options totalling approximately $3.9 million is being recognized over the vesting period using the Black-Scholes option pricing model, based on a risk-free annual interest rate of approximately 1.43%, an expected life of 3.5 years, an expected volatility of 72%, and a dividend yield rate of nil.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2009	22,220	1.38
Granted	3,795	2.01
Exercised	(4,388)	0.87
Forfeited or expired	(5,998)	2.22

Outstanding at December 31, 2010	15,629	1.35
Options issued on Auryx Gold acquisition (Note 6)	3,176	2.49
Granted	3,002	2.90
Exercised	(5,700)	1.02
Forfeited or expired	(825)	3.52

Outstanding at December 31, 2011	15,282	1.90

Stock options outstanding and exercisable as at December 31, 2011 are as follows:

				Weighted-		Weighted-
		Number of	Weighted-	average	Number of	average
	Range of	outstanding	average	exercise	exercisable	exercise
	exercise price	options	years	price	options	price
	(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

Issued:
2009 (Central Sun replacement options)	0.95 – 3.45	2,026	0.58	1.39	2,026	1.39
2009	0.80	4,058	2.59	0.80	4,058	0.80
2010	1.25 – 2.57	3,137	3.69	2.13	1,586	1.85
2011	2.31 – 3.40	2,885	4.18	2.92	-	-
2011 (Auryx Gold
replacement options)	2.18 – 4.00	3,176	3.79	2.49	3,176	2.49

		15,282	3.10	1.90	10,846	1.56

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Share purchase warrants

A summary of changes to share purchase warrants outstanding:

	Number of	Weighted-
	outstanding	average
	warrants	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2009	51,015	2.21
Exercised	(25,027)	0.98
Expired	(2,588)	2.09

Outstanding at December 31, 2010	23,400	3.54
Auryx Gold warrants (Note 6)	2,129	2.71
Exercised	(2,000)	0.97
Expired	(21,400)	3.78

Outstanding at December 31, 2011	2,129	2.71

On May 15, 2011, all of the 21.4 million warrants which had been issued to AngloGold on May 15, 2008 (pursuant to the “Agreement to Amend the Relationship, Farm-Out and Joint Venture Agreement and regarding Gramalote Limited and Other Matters”) expired unexercised.

The following table shows the changes in contributed surplus:

	2011	2010
	$	$

Balance, beginning of year	19,971	23,212
Stock options and warrants issued on Auryx Gold acquisition (Note 6)	4,943	-
Share-based compensation - expensed	6,190	1,943
Share-based compensation - capitalized to mining interests	481	427
Tax on expired warrants	(2,182)	-
Transfer to share capital on the exercise of stock options and share purchase warrants	(6,691)	(5,611)

Balance, end of year	22,712	19,971

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	2011	2010
	$	$

Non-cash investing and financing activities:
Common shares issued for Auryx Gold acquisition (Note 6)	107,435	-
Fair value assigned to Auryx Gold stock options and warrants (Note 6)	4,943	-
Stock-based compensation, capitalized to resource property interests	481	427
Common shares issued for finder’s fee (Note 11)	150	-

13	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2011	2010
	$	$

Salaries and short-term employee benefits	3,851	1,666
Share-based payments	3,654	487

	7,505	2,153

The increase in salaries and short-term employee benefits in 2011 compared to 2010 related mainly to bonuses paid to senior management in January 2011.

14	Expenses by nature

	2011	2010
	$	$

Wages and salaries (including benefits)	19,425	13,922

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

15	Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2011	2010
	$	$

Consolidated income before income taxes	80,509	28,810
Canadian federal and provincial income tax rates	26.5%	28.5%

Income tax expense at statutory rates	21,335	8,211

Increase (decrease) attributable to:

Effects of different foreign statutory tax rates	(1,475)	(2,732)
Tax assets not previously recognized	-	(4,058)
Amounts under/ (over) provided for in prior years	(732)	-
Change due to foreign exchange	(2)	(342)
Non-deductible expenditures	1,983	6,141
Losses for which no tax benefit has been recorded	979	5,996
Withholding tax and minimum tax	2,023	2,239
Non-taxable portion of losses/(gains)	(29)	(6,858)
Change in enacted tax rate	127	182

Income tax expense	24,209	8,779

Current income tax, withholding and other taxes	6,292	2,240
Deferred income tax	17,917	6,539

Income tax expense	24,209	8,779

All current and deferred income taxes relate to Nicaragua. Current taxes include withholding tax on charges between other subsidiaries of the Company and its Nicaraguan subsidiaries. The combined federal and provincial income tax rates declined in 2011 due to legislated reductions in income tax rates.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax liabilities and deferred tax expense is as follows:

	Deferred tax liabilities/		Deferred income
	(assets)		tax expense
	As at	As at
	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

Operating loss carry-forwards	(267)	(11,087)	10,820	5,542
Current assets and liabilities	(820)	(313)	(507)	3,935
Mine restoration provisions	(7,160)	(4,121)	(3,039)	(2,311)
Mining interests	33,845	21,467	12,378	2,251
Other	1,040	593	447	(2,878)
Tax on expired warrants	-	-	(2,182)	-

	26,638	6,539	17,917	6,539

The Company has the following unrecognized deferred tax assets:

	As at	As at
	December 31,	December 31,
	2011	2010
	$	$

Operating loss carry-forwards	14,674	12,138
Share issue costs	585	1,310
Mine restoration provisions	1,245	1,632
Mining interests and other	506	1,268

	17,010	16,348

The change for the year in the Company’s net deferred tax position was as follows:

	2011	2010
	$	$
Balance, beginning of year	6,539	-
Deferred income tax expense	17,917	6,539
Tax on expired warrants	2,182	-
	20,099	6,539
Balance, end of year	26,638	6,539

The Company had tax losses with tax benefit of $14.7 million (2010 – $12.1 million) which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

extent of anticipated future income that can be reduced by tax losses. The gross amount of the tax losses as at December 31, 2011 for which a tax benefit has not been recorded expire as follows:

Year of expiry	Canada	Costa Rica	Columbia	Nicaragua	Total
	$	$	$	$	$

2012	-	8,774	-	11	8,785
2013	-	1,859	-	250	2,109
2014	-	375	-	3,033	3,408
2015	-	2	-	-	2
2016	-	86	-	-	86
2027	4,039	-	-	-	4,039
2028	4,047	-	-	-	4,047
2029	8,792	-	-	-	8,792
2030	12,170	-	-	-	12,170
2031	7,546	-	-	-	7,546
No expiry	668	-	3,675	-	4,343

Total	37,262	11,096	3,675	3,294	55,327

In addition to the tax losses disclosed in the above table, on December 22, 2011, the Company acquired Auryx Gold (Note 6). As this was accounted for as an asset acquisition, deferred taxes were not recorded on its acquisition. Auryx Gold has tax losses and tax basis from exploration costs in Namibia of approximately $33.4 million which do not expire.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Financial instruments

Fair values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The book values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities are representative of their respective fair values due to the short-term nature of these instruments.

Marketable securities (all of which were sold in 2011) were classified as Level 1 as at December 31, 2010 within the fair value hierarchy established by IFRS 7.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and a successful exploration environment are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and the Credit Facility.

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. As at December 31, 2011, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents and accounts receivable. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with Canadian chartered banks.

As at December 31, 2011, $12.8 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority. Nicaraguan tax regulations allow taxpayers to: (a) request that refundable tax credits be used to offset other tax obligations or (b) request a cash refund. The regulations provide a specific process for obtaining approval, including required documentation and other information that needs to be reviewed by the Nicaraguan tax administration. However, the regulations do not provide a specific time frame for the tax administration to complete their approval process. The Company is following the process to request authorization to use excess tax credits to offset other tax obligations. The Company has successfully obtained such type of approvals in the past and the tax administration is currently processing approvals related to outstanding credits of the Company. However, in 2011, the approval process by the tax administration has become less efficient as a result of changes in key personnel (at the tax administration) along with a series of new policies to scrutinize requests for refunds and other mechanisms for compensation of excess credits, delaying the process for the Company to use its tax credits to offset other tax obligations.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive costs. The Company manages liquidity risk by maintaining sufficient cash balances to meet these needs.

As at December 31, 2011, the Company had cash and cash equivalents of $102 million. Cash provided by operating activities before changes in non- cash working capital totalled $109 million for the year ended December 31, 2011. The Company believes that it will be able to self -finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and cash balances. The Company also has $25 million available for draw down under the Credit Facility.

As at December 31, 2011, the Company had commitments to purchase 2.6 million gallons of diesel over the next 5 years valued at an estimated $10.8 million. The timing and amount of these costs will depend on diesel consumption but it is expected that $5.7 million will be incurred in 2012, $3.3 million in 2013 and the remainder in 2014.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Market risk
Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, and Namibian dollars. As the exchange rates between the Nicaraguan córdoba, Colombian peso and Canadian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua.

The Company also maintains cash and cash equivalents denominated in currencies other than the reporting currency, primarily in Canadian dollars. Based on the balances of its cash and cash equivalents at December 31, 2011, a 1% increase/ (decrease) in the exchange rate of the United States dollar to the Canadian dollar, on that date, would have resulted in a decrease/ (increase) in earnings of approximately $0.3 million.

The Company’s operations expose it to changes in the price of gold. Currently, the Company does not engage in any activities that would mitigate this risk. A 5% increase/(decrease) in the price of gold would have resulted in an increase/(decrease) in earnings of approximately $11.3 million in 2011 based on gold revenue. The Company’s earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

17	Segmented information

The Company is presently organized into four segments: (1) “Limon Mine”, (2) “Libertad Mine” (3) “Other Mineral Properties” and (4) “Corporate and Other”. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties in Namibia (Otjikoto), Colombia (Gramalote, Mocoa, Quebradona), Nicaragua (Radius and Calibre), and Uruguay (Cebollati) which are at various stages of exploration/development. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently undergoing environmental and closure audits. Included in the “Other Mineral Properties” segment for 2010 is the $24.1 million gain on the disposal of the Company’s interest in the Kupol East and West Licenses (Note 8).

The Company’s segments are summarized in the following tables.

			2011
			Other Mineral	Corporate &
	Limon Mine *	Libertad Mine	Properties	Other	Total
	$	$	$	$	$

Assets
Cash	12,560	44,060	20,631	25,041	102,292
Accounts receivable & prepaids	867	4,918	234	353	6,372
Value-added & other tax receivables	4,584	8,192	1,161	212	14,149
Inventories	10,532	16,163	-	-	26,695
Mining interests	55,510	143,795	209,429	3,803	412,537
Other assets	-	-	477	519	996

	84,053	217,128	231,932	29,928	563,041

Capital expenditures	24,083	46,679	23,907	1,051	95,720

Gold revenue	70,594	154,758	-	-	225,352

Production costs	30,484	44,745	-	-	75,229

Depreciation & depletion	7,603	18,572	-	105	26,280

Net income (loss)	18,600	57,339	(518)	(19,121)	56,300

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

			2010
			Other Mineral	Corporate &
	Limon Mine *	Libertad Mine	Properties	Other	Total
	$	$	$	$	$

Assets
Cash	3,878	21,061	248	44,825	70,012
Accounts receivable & prepaids	63	4,559	15	325	4,962
Value-added & other tax receivables	2,215	3,738	-	215	6,168
Inventories	8,873	10,565	-	-	19,438
Marketable securities	-	-	-	483	483
Mining interests	32,450	115,155	82,073	2,857	232,535
Other assets	-	-	344	712	1,056

	47,479	155,078	82,680	49,417	334,654

Capital expenditures	9,950	23,779	9,951	-	43,680

Gold revenue	48,020	79,501	-	-	127,521

Production costs	28,409	34,353	-	-	62,762

Depreciation & depletion	6,391	8,348	-	24	14,763

Net income (loss)	4,215	21,766	21,096	(27,046)	20,031

The Company’s mining interests are located in the following geographical locations.

	As at	As at
	December 31,	December 31,
	2011	2010
	$	$

Mining interests
Nicaragua	205,562	149,601
Namibia	102,804	-
Colombia	94,803	79,007
Costa Rica	3,071	2,841
Uruguay	5,565	1,070
Canada	732	16

	412,537	232,535

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

*

The Company holds an indirect 95% interest in Triton Minera S.A. (“TMSA”), which owns and operates the Limon Mine. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital expenditures (100% funded by the Company) have been repaid. IMISA has expressed concern regarding its rights under its 5% interest. The Company agreed to open negotiations on this matter. As a result, pursuant to settlement agreements with IMISA, relating to their rights to receive monthly payments as “advances” of dividends in respect of the annual profits of TMSA, the Company paid IMSA approximately $0.2 million and $0.3 million in 2011 and 2010, respectively. These amounts have been expensed within the Consolidated Statement of Operations. In 2011 and 2010, the net cash flow from the Limon Mine (net of capital expenditures, exploration and changes in working capital) was approximately $3.9 million and $0.8 million, respectively.

18	Contingent gain

By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine (Note 8) in Costa Rica, and that the mine was destroyed by a landslide as a result. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions have been brought by the Defendants to challenge the Ontario court’s jurisdiction. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19	Transition to International Financial Reporting Standards

Effective January 1, 2011, Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS instead of Canadian GAAP and requires the 2010 comparative financial information to be in accordance with IFRS. Accordingly, although the Company is a first time reporter under IFRS in 2011, the underlying conversion is based on an effective transition date of January 1, 2010.

The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

Business combinations

The Company elected to utilize the option in IFRS 1 to not apply IFRS 3R Business Combinations (“IFRS 3R”) retrospectively to business combinations prior to January 1, 2010 and to apply IFRS 3R prospectively to business combinations on or after the January 1, 2010 transition date. The impact of this policy decision is that all prior business combinations will continue to be accounted for as originally recorded under Canadian GAAP. There were no business combinations during 2010.

Borrowing costs

The Company elected the option in IFRS 1 to not apply IAS 23 retrospectively to borrowing costs prior to January 1, 2010. The impact of this policy decision is that all previously expensed interest and related borrowing costs to January 1, 2010 will continue to be accounted for as originally recorded under Canadian GAAP.

Share based payments
The Company elected the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted and\or vested before January 1, 2010.

Mine restoration provisions

The Company elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re- measured the provisions as at January 1, 2010 under IAS 37 “Provisions, contingent liabilities and contingent assets"; estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-free interest rates; and recalculated the related accumulated depreciation, depletion and amortization under IFRS up to the transition date.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Canadian GAAP and IFRS statements of equity as at January 1, 2010 (date of transition to IFRS) and December 31, 2010 have been reconciled as follows:

		As at	As at
	Notes	December 31,	January 1,
	(see	2010	2010
	below)	$	$

Equity as reported under Canadian GAAP		288,639	199,663

IFRS adjustments:
Derivative warrant liability	(i)
- to reclassify the fair value at the date of grant from contributed surplus to derivative liability		(4,588)	(4,588)
- cumulative derivative losses incurred on revaluation of warrants		(11,672)	(1,688)
- transfer to share capital the fair value from derivative liability upon exercise of the warrants		16,260	-
Mine restoration provisions	(ii)	234	(54)
Borrowing costs	(iii)	797	-
Depreciation	(iv)	(434)	-
Deferred income taxes	(v)	895	1,021

		1,492	(5,309)

Equity as reported under IFRS		290,131	194,354

The Canadian GAAP and IFRS statements of total comprehensive income for the year ended December 31, 2010 have been reconciled as follows:

		For the year
		ended
	Notes	December 31,
	(see	2010
	below)

Comprehensive income (loss) as reported under Canadian GAAP		29,490

IFRS adjustments:
Derivative warrant liability	(i)	(9,984)
Mine restoration provisions	(ii)	287
Borrowing costs	(iii)	797
Depreciation	(iv)	(434)
Deferred income taxes	(v)	(125)

		(9,459)

Comprehensive income (loss) as reported under IFRS		20,031

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Canadian GAAP and IFRS consolidated balance sheets as at January 1, 2010 have been reconciled as follows:

		As at		As at
		December 31,		January 1,
	Notes	2009	Effect of	2010
	(see	“Canadian	conversion to	“IFRS
	below)	GAAP”	IFRS	GAAP”

Assets
Current
Cash and cash equivalents		$2,924	$-	$2,924
Accounts receivable and prepaids		4,925	-	4,925
Value-added and other tax receivables		3,173	-	3,173
Inventories		10,263	-	10,263
Marketable securities		369	-	369
Note receivable		1,700	-	1,700
		23,354	-	23,354
Mining interests		222,220
	(v)		(10,595)
	(ii)		1,710	213,335
Other assets		1,780	-	1,780
		$247,354	$(8,885)	$238,469

Liabilities
Current
Accounts payable and accrued liabilities		$9,554	$-	$9,554
Current taxes payable		497		497
Current portion of mine restoration provisions		658	-	658
Related party loans		1,061		1,061
Derivative warrant liability	(i)	-	6,276	6,276
		11,770	6,276	18,046
Credit Facility		8,642	-	8,642
Mine restoration provisions	(ii)	13,166	1,764	14,930
Deferred income taxes	(v)	11,616	(11,616)	-
Employee benefits accrual		2,022	-	2,022
Other liabilities		475	-	475
		47,691	(3,576)	44,115
Equity
Shareholders’ equity
Share capital		233,842	-	233,842
Contributed surplus	(i)	27,800	(4,588)	23,212
Accumulated deficit		(61,979)
	(i)		(1,688)
	(ii)		(54)
	(v)		1,021	(62,700)
		199,663	(5,309)	194,354
		$247,354	$(8,885)	$238,469

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(i)	Derivative warrant liability

The Company’s Canadian dollar denominated common share purchase warrants issued as part of the March 2009 Central Sun acquisition are considered derivative instruments under IFRS as they are denominated in Canadian dollars while the Company’s functional currency is the United States dollar. Under Canadian GAAP, the Company recorded the fair value of these warrants as of the date of grant in equity. Under IFRS, these derivatives are measured at fair value at the time of issue and subsequently re-measured to their fair value at each reporting date. The change in the fair value is recognized in the statement of operations.

As at January 1, 2010, the fair value of these warrants based on the Black Scholes model was $6.3 million and was classified as a derivative instrument liability on the balance sheet. This adjustment was comprised of the fair value initially assigned to the warrants at the date of grant of $4.6 million and changes in the fair value of the warrants of $1.7 million from grant to January 1, 2010. Derivative instrument liability losses were $10 million for the period January 1, 2010 to October 22, 2010 (all warrants were either exercised or expired by October 22, 2010). Upon exercise of the warrants a total of $16.3 million had been transferred from derivative liability to share capital.

(ii)	Mine restoration provisions

Canadian GAAP calculates mine restoration provisions using current credit-adjusted, risk-free rates for upward adjustments, and the original credit adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates mine restoration provisions using a current pre- tax discount rate (which reflects current market assessment of the time value of money and the risk specific to liability), and is revised every reporting period to reflect changes in assumptions or discount rates. To calculate the provision under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re- measured the provision as at January 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date on which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

The adjustment resulting from recalculating the provision under IFRS was an increase in mine restoration provisions of $1.8 million at January 1, 2010 and $5.1 million at December 31, 2010, an increase in mining interests of $1.7 million at January 1, 2010 and $5.2 million at December 31, 2010, and an adjustment to deficit of $0.05 million at January 1, 2010 and $0.3 million at December 31, 2010. The significant changes in the provision are a result of the change from credit adjusted discount rates ranging from 8.5% to 12.0% under Canadian GAAP to risk free rates ranging from 2.3% to 9.0% under IFRS and the requirement to recalculate the provision at each reporting period.

(iii)	Borrowing costs

Under IFRS, there are no policy choices available for capitalization of borrowing costs. IFRS requires borrowing costs to be capitalized on qualifying assets which take a substantial period of time to prepare for their intended use. A capitalization rate based on the Company’s outstanding debt was used to calculate the amount of borrowing costs to capitalize on the qualifying assets. The increase in mining interests was $nil at January 1, 2010 and $0.8 million at December 31, 2010, with a corresponding reduction in interest and financing expense.

(iv)	Depreciation

Under IFRS, as described above, the net carrying values of mining interests were increased due to changes in the capitalized mine restoration provisions and capitalized borrowing costs. These adjustments resulted in an increase to the depreciation expense by $0.4 million for the year ended December 31, 2010.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(v)	Deferred income taxes

Under Canadian GAAP the Company recognized a future income tax liability on temporary differences arising on the initial recognition of mineral properties acquired other than in business combinations. IAS 21 Income Taxes does not permit the recognition of deferred taxes on such transactions. The impact of the de- recognition of the deferred income taxes was a reduction of $11.6 million to the deferred tax liability at January 1, 2010 and $9.8 million at December 31, 2010 and a reduction to mining interests of $10.6 million at January 1, 2010 and $10.9 million at December 31, 2010. In addition, as part of the IFRS conversion, deferred income tax recoveries of $0.8 million and $0.3 million in 2009 and 2008 were reversed to accumulated deficit.

(vi)	Statements of Cash Flows

The Company presents cash interest paid as a financing activity in the statements of cash flows under IFRS. Under Canadian GAAP, cash interest paid was included as an operating activity. This change in classification under IFRS increased the cash flow from operating activities and decreased the cash flow from financing activities by approximately $1 million for the year ended December 31, 2011.

20	Subsequent events

Subsequent to December 31, 2011, approximately 1.9 million stock options and 0.3 million share purchase warrants were exercised for gross proceeds of approximately $2.9 million and $0.7 million, respectively.

Subsequent to December 31, 2011, approximately 10.1 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$3.10 per share to Cdn.$3.93 per share. These stock options have a term of five years.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 21)
For the year ended December 31, 2011
(all tabular amounts are in thousands of United States dollars)

	Cost				Accumulated depreciation				Net carrying value

	Opening			Closing	Opening			Closing
	balance at		Disposals/	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2010	Additions	write-offs	Dec. 31, 2011	Dec. 31, 2010	Depreciation	write-offs	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Libertad (including Jabali)	124,812	47,756	-	172,568	(9,657)	(19,116)	-	(28,773)	143,795	115,155
Limon	41,657	31,000	(428)	72,229	(9,207)	(7,583)	71	(16,719)	55,510	32,450

	166,469	78,756	(428)	244,797	(18,864)	(26,699)	71	(45,492)	199,305	147,605

Mineral properties “exploration & evaluation”
Otjikoto	-	102,804	-	102,804	-	-	-	-	102,804	-
Mocoa	23,359	436	-	23,795	-	-	-	-	23,795	23,359
Cebollati	1,070	4,495	-	5,565	-	-	-	-	5,565	1,070
Radius	1,758	2,909	-	4,667	-	-	-	-	4,667	1,758
Calibre	238	1,352	-	1,590	-	-	-	-	1,590	238
Other	-	228	-	228	-	-	-	-	228

	26,425	112,224	-	138,649	-	-	-	-	138,649	26,425

Corporate & other
Bellavista	2,841	230	-	3,071	-	-	-	-	3,071	2,841
Office, furniture & equipment	285	821	-	1,106	(269)	(105)	-	(374)	732	16

	3,126	1,051	-	4,177	(269)	(105)	-	(374)	3,803	2,857

Investments (incorporated joint ventures)
Gramalote	54,648	14,931	-	69,579	-	-	-	-	69,579	54,648
Quebradona	1,000	201	-	1,201	-	-	-	-	1,201	1,000

	55,648	15,132	-	70,780	-	-	-	-	70,780	55,648

	251,668	207,163	(428)	458,403	(19,133)	(26,804)	71	(45,866)	412,537	232,535

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 21)
For the year ended December 31, 2010
(all tabular amounts are in thousands of United States dollars)

	Cost					Accumulated depreciation			Net carrying value

	Opening			Reclass from	Closing	Opening		Closing
	balance at		Disposals/	assets held for	balance at	balance at		balance at	As at	As at
	Jan. 1, 2010	Additions	write-offs	sale	Dec. 31, 2010	Jan. 1, 2010	Depreciation	Dec. 31, 2010	Dec. 31, 2010	Jan. 1, 2010
	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Libertad (including Jabali)	101,280	23,532	-	-	124,812	-	(9,657)	(9,657)	115,155	101,280
Limon	28,792	12,865	-	-	41,657	(2,281)	(6,926)	(9,207)	32,450	26,511

	130,072	36,397	-	-	166,469	(2,281)	(16,583)	(18,864)	147,605	127,791

Mineral properties “exploration & evaluation”
Mocoa	22,958	401	-	-	23,359	-	-	-	23,359	22,958
Radius	345	1,413	-	-	1,758	-	-	-	1,758	345
Cebollati	-	1,070	-	-	1,070	-	-	-	1,070	-
Calibre	241	2,838	(2,841)	-	238	-	-	-	238	241
Kupol E&W Licenses	7,840	929	(8,769)	-	-	-	-	-	-	7,840

	31,384	6,651	(11,610)	-	26,425	-	-	-	26,425	31,384

Corporate & other
Bellavista	2,206	635	-	-	2,841	-	-	-	2,841	2,206
Office, furniture & equipment	285	-	-	-	285	(245)	(24)	(269)	16	40

	2,491	635	-	-	3,126	(245)	(24)	(269)	2,857	2,246

Investments (incorporated joint ventures)
Gramalote	51,914	2,734	-	-	54,648	-	-	-	54,648	51,914
Quebradona	-	-	-	1,000	1,000	-	-	-	1,000	-

	51,914	2,734	-	1,000	55,648	-	-	-	55,648	51,914

	215,861	46,417	(11,610)	1,000	251,668	(2,526)	(16,607)	(19,133)	232,535	213,335